Rider - Extended No-Lapse Guarantee

In this Rider, “We”, “Us”, or “Our” means The Penn Mutual Life Insurance Company; “You” and “Your” means the Owner of the Policy; and “Insured” means the person whose life is covered under the Policy. “The Policy” or “this Policy” means the Policy to which this Rider is attached.

We agree, subject to the provisions of the Policy and this Rider, to provide this Benefit. We also agree to provide all of the other benefits which are stated in this Rider. This Rider is a part of the Policy to which it is attached. It is subject to all of the provisions of the Policy unless stated otherwise in this Rider.

Benefit - On each Monthly Anniversary, We agree that the Policy will not lapse as a result of a Net Cash Surrender Value insufficient to cover the Monthly Deduction for the following month if the following conditions are satisfied:

(a)	The Insured is alive;

(b)	This Rider is in force; and

(c)	The Extended No-Lapse Requirement is satisfied.

Extended No-Lapse Requirement - The Extended No-Lapse Requirement is satisfied if on each Monthly Anniversary (a) is greater than (b) where;

(a)	is the premiums paid on this Policy, reduced by any partial withdrawals, accumulated at the Extended No- Lapse Rate shown on Page 3 of the Policy; and

(b)	is the Extended No-Lapse Premium shown in the Additional Policy Specifications, accumulated at the Extended No-Lapse Rate shown on Page 3 of the Policy.

The Extended No-Lapse Requirement is not satisfied if the Policy Debt is greater than the Cash Surrender Value

A change in the Specified Amount, the addition, deletion or change of any supplemental riders to this Policy, or a change in the rate class of the Insured may result in a change in the Extended No-Lapse Premium. If the Extended No-Lapse requirements change, We will inform You of the changes at that time.

We will continue to deduct Monthly Deductions from the Policy Value while the Policy is in force under the Extended No-Lapse Requirement. The Policy will remain in force with a negative Policy Value if the Extended No-Lapse Requirement is satisfied. We will not credit interest to the negative Policy Value. The Net Amount at Risk will not exceed the Basic Death Benefit divided by the Death Benefit Discount Factor due to the negative Policy Value.

Extended No-Lapse Premium - The Extended No-Lapse Premium is the amount shown in the Additional Policy Specifications.

Allocation Requirement - A minimum Allocation Percentage of the Policy Value less the Policy Loan Account is required to be in the Indexed Fixed Accounts. If, on a Monthly Anniversary, the value in the Indexed Fixed Accounts is less than this Allocation Percentage, a pro-rata allocation from the subaccounts of the Separate Account to the Indexed Fixed Accounts will be made to satisfy this requirement. The Allocation Percentage is shown on Page 3 of the Policy.

Availability - This Rider will not be considered a part of the Policy unless the Policy has a Level Death Benefit Option. A request at a later date to change the Death Benefit Option to the Increasing Death Benefit Option will not be allowed unless We also receive a written request to terminate this Rider.

Cost of Insurance - The Cost of Insurance is determined on a monthly basis. It is determined separately for the initial segment as well as for each additional segment created as the result of an increase in the Specified Amount or any supplemental riders. The Cost of Insurance for this Rider for a policy month is calculated as (a) multiplied by (b) for each segment where:

(a)	is the applicable Cost of Insurance Rate divided by 1,000 for the Extended No-Lapse Guarantee; and

(b)	is, for that coverage segment, the sum of the Specified Amount for the Policy and the Specified Amounts for the following supplemental riders, if attached to the Policy:

•	Supplemental Term Insurance

•	Additional Term Insurance

Cost of Insurance Rate - The Cost of Insurance Rate for this Rider is based on policy year and the issue age, sex (if issued on a sex distinct basis) and rate class of the Insured. The Cost of Insurance Rate for this Rider for any increase in Specified Amount or any supplemental riders will be based on the policy duration since the effective date of the increase. The rate will also be based on the attained age, sex (if issued on sex distinct basis) and rate class of the Insured on the effective date of the increase.

Cost of Insurance Rates will be determined by Us based on expectations as to future mortality, investment, expense, and persistency experience. In addition, Cost of Insurance Rates will be determined by Us based on changes in statutory reserve regulations. However, for the initial segment, these rates will not exceed those shown for the Rider in the Additional Policy Specifications. For additional segments, these rates will not exceed those provided to You at the time of increase.

Cost of Insurance Rates will not be adjusted by Us as a means of recovering prior losses nor as a means of distributing past profits.

Grace Period for the Extended No-Lapse Guarantee Rider - If, on a Monthly Anniversary prior to the No-Lapse Period End Date shown on Page 3 of the Policy:

(1)	The Net Cash Surrender Value is insufficient to cover the Monthly Deduction for the following policy month;

(2)	The No-Lapse Requirement described in the base Policy is not satisfied; and

(3)	The Extended No-Lapse Requirement described above is not satisfied,

then a grace period of 61 days will be allowed for the payment of a premium sufficient to keep the base Policy in force. The payment of a premium sufficient to keep the base Policy in force must cover the lesser of: (i) an amount to make the Net Cash Surrender Value positive plus the Monthly Deductions for two additional policy months, (ii) the amount necessary to meet the No-Lapse Guarantee Requirement for two additional policy months, or (iii) the amount necessary to meet the Extended No-Lapse Guarantee Requirement for two additional policy months.

If, on a Monthly Anniversary on or after the No-Lapse Period End Date shown on Page 3 of the Policy:

(a)	The Net Cash Surrender Value is insufficient to cover the Monthly Deduction for the following policy month; and

(b)	The Extended No-Lapse Requirement is not satisfied,

then a grace period of 61 days will be allowed for the payment of a premium sufficient to keep the base Policy in force. The payment of a premium sufficient to keep the base Policy in force must cover the lesser of: (i)

an amount to make the Net Cash Surrender Value positive plus the Monthly Deductions for two additional policy months, or (ii) the amount necessary to meet the Extended No-Lapse Guarantee Requirement for two additional policy months.

Option to Extend Maturity – The Maturity Date can be extended as described in the Policy. Under this provision, if the Rider is in force on the original Maturity Date, as shown on Page 3 of the Policy, the Extended No-Lapse Premium would be zero from that date forward.

Reinstatement - If this Rider terminates, it may not be reinstated.

Termination - This Rider will terminate upon:

(a)	lapse, surrender or maturity of this Policy;

(b)	the date of death of the Insured; or

(c)	the Monthly Anniversary which coincides with or next follows receipt by Us of a written request to terminate this Rider

Effective Date - The effective date of this Rider is the same as the Policy Date of the Policy to which it is attached unless another effective date is shown below.

The Penn Mutual Life Insurance Company

Chairman and Chief Executive Officer